

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

June 16, 2008

Mr. Derek Bartlett
President
Newport Gold, Inc.
336 #1 Queen St. S
Mississauga, Ontario L5M 1M2
Canada

>    **Re:   Newport Gold, Inc.**
>    **Form 8-K Filed April 30, 2008**
>    **Response Letter Dated May 27, 2008**
>    **Form 8-K/A Filed May 28, 2008**
>    **Form 8-K/A Filed June 11, 2008**
>    **File No. 000-52214**

Dear Mr. Bartlett:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief